CONNER & WINTERS, LLP

LAWYERS

4000 One Williams Center

TULSA, OKLAHOMA 74172-0148

(918) 586-5711

FAX (918) 586-8548

WRITER’S DIRECT NUMBER

(918) 586-8961

WRITER’S FAX NUMBER

(918) 586-8661

WRITER’S E-MAIL ADDRESS

mberman@cwlaw.com

January 16, 2007

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Willbros Group, Inc. (the “Company”)
Amendment No. 1 to Form S-1
Filed December 13, 2006
File No. 333-135540
Registration Statement on Form S-1
Filed December 20, 2006
File No. 333-139499

Dear Mr. Schwall:

In connection with the discussion of the of the consolidated class action lawsuit against the Company, which is described in the Risk Factor section of the above-referenced Registration Statements, I am attaching a certificate of the Chief Financial Officer of the Company confirming that that the Company’s insurance carrier has provided counsel to the plaintiffs with funds in an amount equal to the amount which the Company has agreed to pay in settlement.

Very truly yours,

/s/ Mark D. Berman
Mark D. Berman

cc: Melissa Duru

WILLBROS GROUP, INC.

OFFICER’S CERTIFICATE

In connection with the Securities and Exchange Commission’s review of the Registration Statements on Form S-1 (File Nos. 333-135540 and 333-139499) (collectively, the “Registration Statements”), of Willbros Group, Inc. (the “Company”), the undersigned officer of the Company, acting in his capacity as such, hereby certifies that the Company’s insurance carrier has provided counsel to the plaintiffs with funds in an amount equal to the amount which the Company has agreed to pay in settlement of the consolidated class action lawsuit against the Company which is described in the Risk Factor section of the Registration Statements.

IN WITNESS WHEREOF, I have signed this certificate as of January 16, 2007.

/s/ Van A. Welch
Van A. Welch, Senior Vice President and
Chief Financial Officer